UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
                OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of November 2006

Commission File Number:  001-32458


                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

                  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached to this Report on Form 6-K as Exhibit 1 is a press release issued on November 27, 2006 by Diana Shipping Inc. (the "Company") announcing that the Company has entered into a time charter of the MV Dione and the Company's acceptance of an offer letter relating to a credit facility with the Royal Bank of Scotland PLC.

                                        Corporate Contact:
                                        Ioannis Zafirakis
                                        Director and Vice-President
                                        Telephone: + 30-210-9470100
                                        Email: izafirakis@dianashippinginc.com
For Immediate Release
---------------------

                                        Investor and Media Relations:
                                        Edward Nebb
                                        Euro RSCG Magnet
                                        Telephone: + 1-212-367-6848
                                        Email: ed.nebb@eurorscg.com

               DIANA SHIPPING INC. ANNOUNCES TIME CHARTER CONTRACT
                                FOR MV DIONE AND
                   ACCEPTS OFFER LETTER FOR CREDIT FACILITY OF
                 US$200 MILLION FROM ROYAL BANK OF SCOTLAND PLC

ATHENS, GREECE, November 27, 2006 - Diana Shipping Inc. (NYSE: DSX), a global shipping company specializing in the transportation of dry bulk cargoes, today announced that it has entered into a time charter contract with Pacific Carriers Limited, Singapore for one of its Panamax dry bulk carriers, the Dione, for a minimum eleven (11) to about thirteen (13) month period. The gross charter hire rate will be US$28,500 per day and the new charter is expected to commence on or about December 7, 2006. The Dione is a 75,172 dwt Panamax dry bulk carrier built 2001 and is currently employed at US$17,000 per day.

This employment is expected to generate approximately US$9.5 million of gross revenues for Diana Shipping for the minimum period of the charter.

The Company also announced that it has accepted an offer letter from Royal Bank of Scotland for a 364-day credit facility of up to US$200 million, which will be made available to the Company upon full utilization of the existing Revolving Credit Facility of US$300 million.

Diana Shipping Chairman and Chief Executive Officer, Simeon Palios, commented:
"We are pleased to announce a new time charter contract for the Dione and our co-operation with a first class charterer such as Pacific Carriers Limited. The new contract enhances Diana's earnings visibility and dividend paying ability for 2007.

"We are also pleased to announce the further strengthening of our long standing relationship with Royal Bank of Scotland through the acceptance of an offer letter for a new loan facility which would support Diana's growth potential should a suitable opportunity present itself in the medium term."

About the Company

Diana Shipping Inc. (NYSE: DSX) is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. Diana Shipping Inc. priced its initial public offering of common stock on March 17, 2005.

Cautionary Statement Regarding Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

                                      # # #

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    DIANA SHIPPING INC.
                                       (registrant)



Dated:  November 28, 2006                 By:    /s/ Anastassis Margaronis
                                                 --------------------------
                                                 Anastassis Margaronis
                                                 President



SK 23159 0002 725609